January 3, 2025

Ian Chan
Chief Executive Officer and Director
Abpro Holdings, Inc.
68 Cummings Park Drive
Woburn, MA 01801

       Re: Abpro Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 23, 2024
           File No. 333-284021
Dear Ian Chan:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.     Please revise the prospectus coverpage and page 150 to identify
Yorkville as an
       underwriter. For guidance, refer to Securities Act Sections Compliance and Disclosure
       Interpretation Q. 139.13.
Risk Factors
Risks Related to an Investment in of Our Securities, page 46

2. Please revise where appropriate under this heading to disclose, if true, the possibility that the company may not have access to the full amount available to it pursuant to the
       SEPA with Yorkville, that Yorkville may engage in short-selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the
       company   s share price.
 January 3, 2025
Page 2

Description of New Abpro's Business, page 77

3.     Please revise your Description of New Abpro   s Business section to
disclose the
       material terms of the SEPA with Yorkville including without limitation, the term of the agreement. For guidance, refer to Securities Act Sections Compliance and
       Disclosure Interpretation Q. 139.13.
Plan of Distribution, page 150

4. Please revise to disclose whether Yorkville engaged in any short-selling or other hedging activities of your securities, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the SEPA. Disclose whether Yorkville may engage in such hedging activities pursuant to the SEPA.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Mike Bradshaw, Esq.